UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2016

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

Contacts in Santiago, Chile	October 26, 2016

Andrés Wainer, Chief Financial Officer Paula Vicuña, Head of Investor Relations (56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces Consolidated Results for the

Third Quarter of 2016 and Nine Months ended September 30, 2016

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter or nine month period of the previous year, accordingly. For a better understanding of the analysis per country, we include quarterly and accumulated figures in nominal local currency.

Consolidated Sales Volume for the quarter was 178.6 million unit cases, decreasing 4.0%. Accumulated Sales Volume reached 561.0 million unit cases, decreasing 4.3%.

Consolidated Net Sales for the quarter amounted to Ch$422,830 million, decreasing 2.4%. Accumulated Net Sales reached Ch$1,258,348 million, decreasing 6.6%

Consolidated Operating Income(1) for the quarter reached Ch$41,603 million, increasing 3.9%. Accumulated Operating Income reached Ch$141,016 million, decreasing 2.8%.

Consolidated EBITDA(2) increased 1.4% reaching Ch$66,081 million during the quarter. EBITDA margin reached 15.6%. Consolidated Accumulated EBITDA reached Ch$212,575 million, decreasing 3.7%. Accumulated EBITDA Margin reached 16.9%.

Net Income for the quarter reached Ch$15,788 million, representing a 22.3% increase. Net margin reached 3.7%. Accumulated Net Income reached Ch$54,147 million, decreasing 6.1%. Accumulated Net Margin reached 4.3%.

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“We closed a third quarter with growths in EBITDA and Net Income and margin expansions resulting from the focus we’ve placed on the strict control of costs and expenses and the meticulous handling of the pricing and packaging strategy. This was achieved in spite of the macroeconomic situation in the countries in which we operate remains weak.

During the month of August the Olympic Games were developed with great success in the city of Rio de Janeiro. Fulfilling our role as hosts, we had a strong presence in locations where competitions took place, offering a broad portfolio of products to athletes and the audience, as well as in the market, where the presence of our brands and products was extremely visible. This demonstrates the ability of the team to successfully meet high-visibility events, as it was also the case of the World Soccer Cup in 2014. In addition, participation in events of this caliber allows us to enhance the value of the brand in the long run, connecting with our target audience and highlighting positive attributes, such as the connection with sports and an active and healthy lifestyle.

We maintain focused on implementing excellence at the point of sale, a task which is one of the strategic pillars of our business. The availability of the right portfolio of products and packaging for each of our consumers at each point of sale, have been key in attaining our results.”

(1) Operating Income considers Revenue, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Superintendence of Securities and Insurance and determined in accordance to IFRS.

(2) EBITDA: Operating Income + Depreciation

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Argentine Peso and the Paraguayan Guaraní depreciated against the U.S. Dollar by 61.6% and 4.3% respectively, while the Brazilian Real and the Chilean Peso appreciated by 8.5% and 2.4%, respectively. The Argentine Peso and the Paraguayan Guaraní depreciated against the Chilean Peso by 39.6% and 6.4% respectively generating a negative accounting impact due to the conversion of figures. On the other hand, the Brazilian Real appreciated by 6.7% regarding the Chilean Peso, generating a positive accounting effect upon conversion of figures. On average during the first nine months of the year the Argentine Peso, the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní depreciated against the U.S. Dollar by 62.4%, 12.6%, 6.3% and 12.0% respectively. The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 34.5%, 5.5% and 5.1% respectively. This generated a negative accounting impact due to the conversion of figures

3rd Quarter 2016 vs. 3rd Quarter 2015

Consolidated Sales Volume for the quarter reached 178.6 million unit cases, decreasing 4.0% with respect to the same period of 2015, explained by volume contractions in Argentina, Brazil and Paraguay, which was not able to be offset by the growth of our operations in Chile. Our Sales Volumes were affected by macroeconomic factors which are negatively impacting the economies of the countries where we operate, having an effect over consumption, especially in Brazil and Argentina.

Consolidated Net Sales reached Ch$422,830 million, a 2.4% decrease, explained by the aforementioned contraction in volumes and the effect upon translation of figures given the depreciation of local currencies with respect to the Chilean Peso, especially in the case of Argentina and to a lesser extent Paraguay. This was partially offset by the effect upon translation of figures resulting from the appreciation of the Brazilian Real against the Chilean Peso and price increases in all of the franchises where we operate.

Consolidated Cost of Sales decreased 3.6%, which is mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina and Paraguay, (ii) lower sales volumes, and (iii) a lower cost of dollarized raw materials. This was partially offset by (i) increased sales, having a direct incidence over concentrate costs, (ii) currency devaluations, especially in Argentina and Paraguay, and (iii) higher labor costs in Argentina.

Consolidated Distribution Costs and Administrative Expenses decreased 2.2% which is mainly explained by the effect of translation of figures from our subsidiary in Argentina and Paraguay. This was partially offset by (i) local inflations, particularly in Argentina, affecting most of these expenses, particularly labor costs, (ii) greater marketing expenses in Chile, and (iii) greater freights in Brazil and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$41,603 million, a growth of 3.9%. Operating Margin was 9.8%.

Consolidated EBITDA amounted to Ch$66,081 million, a 1.4% growth. EBITDA Margin was 15.6%.

Net Income Attributable to the Controllers for the quarter was Ch$15,788 million and net margin reached 3.7%.

Nine Months ended September 30, 2016 vs. Nine Months ended September 30, 2015

Consolidated Sales Volume reached 561.0 million unit cases, decreasing 4.3% with respect to the same period of 2015, explained by volume contractions in all of the franchises where we operate. Consolidated Net Sales reached Ch$1,258,348 million, a 6.6% decrease.

Consolidated Cost of Sales decreased 7.8%, which is mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina, Brazil and Paraguay, (ii) lower sales volumes, and (iii) lower cost of dollarized raw materials. This was partially offset by (i) increased sales having a direct incidence over concentrate costs, (ii) the devaluation of the local currency and (iii) higher labor costs in Argentina.

Consolidated Distribution Costs and Administrative Expenses decreased 5.7% mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina, Brazil and Paraguay, and (ii) lower distribution costs in Brazil. This was partially offset by (i) local inflations, particularly in Argentina, affecting most of these expenses, mainly labor costs and (ii) greater marketing expenses in Chile and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$141,016 million, a 2.8% decrease. Operating Margin was 11.2%.

Consolidated EBITDA amounted to Ch$212,575 million, dropping 3.7%. EBITDA Margin was 16.9%.

Net Income was Ch$54,147 million and net margin reached 4.3%.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

SUMMARY BY COUNTRY: ARGENTINA

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the US Dollar by 61.6%, which has a negative effect over our costs in dollars. With respect to the Chilean peso it depreciated by 39.6% generating a negative accounting impact on the conversion of figures upon consolidation. On average during the first none months of the year the Argentine Peso depreciated against the U.S. Dollar by 62.4% which has a negative effect over our dollarized costs. With respect to the Chilean peso, it depreciated by 34.5%, therefore generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

3rd Quarter 2016 vs. 3rd Quarter 2015

Sales Volume for the quarter decreased 9.1%, reaching 48.9 million unit cases, explained by a contraction in all categories where we participate. During the quarter volumes were impacted by macroeconomic factors affecting the economy. Our soft drinks market share reached 61.4 points, decreasing 60 basis points with respect to same period of the previous year, but however is 20 basis points higher than the second quarter.

Net Sales reached Ch$118,707 million a 23.3% decrease, explained by the already mentioned drop in volumes, as well as by the negative impact of the depreciation of local currency regarding the reporting currency upon consolidation of figures. In local currency, Net Sales increased 27.0% explained by the implementation of price increases and partially offset by the decrease in sales volume.

Cost of Sales decreased 25.9%, mainly explained by the effect upon translation of figures. In local currency they increased 22.6% explained in part by (i) increased sales, which has a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from high local inflation, and (iii) the devaluation effect of the Argentine Peso over our costs expressed in US Dollars. This was partially offset by (i) lower costs resulting from decreased sales volume and (ii) lower costs of dollarized raw materials.

Distribution Costs and Administrative Expenses decreased 19.5% in the reporting currency. In local currency, these expenses increased 33.1%, mainly explained by the effect of local inflation upon expenses such as labor, freights and services provided by third parties.

The foregoing effects led to an Operating Income of Ch$11,247 million, a 21.8% decrease. Operating Margin was 9.5%. In local currency Operating Income increased 29.7%.

EBITDA amounted to Ch$15,404 million, reflecting a 23.2% decrease. EBITDA Margin was 13.0%. On the other hand, in local currency, EBITDA increased 27.4%.

Nine Months ended September 30. 2016 vs. Nine Months ended September 30, 2015

Sales Volume reached 196.3 million unit cases, decreasing 6.6%. Net Sales reached Ch$359,021 million, an 18.2% decrease, explained by the already mentioned drop in volumes and by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales increased 24.8%, which was explained by the implementation of price increases and partially offset by the drop in volumes.

Cost of Sales decreased 22.6%, which is mainly explained by the effect of translation of figures. In local currency they increased by 18.2%, which in part is explained by (i) increased labor costs, mainly resulting from high local inflation, (ii) increased sales having a direct incidence over concentrate costs, and (iii) the effect of the devaluation of the Argentine peso on U.S. Dollar denominated raw materials. This was partially offset by (i) lower costs resulting from decreased sales volume and (ii) lower costs of certain dollarized raw materials.

Distribution Costs and Administrative Expenses decreased 14.4% in the reporting currency. In local currency they increased 30.9% which is mainly explained by the effect of local inflation in expenses such as labor, freight and services provided by third parties.

The foregoing mentioned impacts, led to an Operating Income of Ch$36,381 million, a 5.3% decrease. Operating Margin was 10.1%. In local currency Operating Income grew 43.8%.

EBITDA amounted to Ch$48,656 million, dropping 10.1%. EBITDA Margin was 13.6%. On the other hand EBITDA in local currency grew 36.6%.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

SUMMARY BY COUNTRY: BRAZIL

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Brazilian Real appreciated by 8.5% against the US Dollar, having a direct positive impact over our costs expressed in US Dollars. Regarding the Chilean Peso it appreciated by 6.7%, having a positive accounting impact on the conversion of figures upon consolidation. On average during the first nine months of the year the Brazilian Real depreciated against the U.S. Dollar by 12.6%, which has a direct negative impact on our dollarized costs. With respect to the Chilean peso, it depreciated by 5.5%, therefore having a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

3rd Quarter 2016 vs. 3rd Quarter 2015

Sales Volume during the quarter reached 61.9 million unit cases, a 5.1% decrease, explained by volume contractions in the soft drinks, juices and beer categories, which was not able to be offset by growth in the water category. Volumes during the quarter continue to be influenced by macroeconomic factors and low consumer trust levels affecting consumption. We hosted the 2016 Olympic Games during this quarter, and we estimate they contributed an incremental volume of 1 million unit cases. Soft drinks market share in our franchises in Brazil reached 62.2 points, 50 basis points higher regarding the same quarter of the previous year.

Net Sales reached Ch$149,475 million, a 13.2% increase, mainly explained by the already mentioned effect upon translation of figures. In local currency, Net Sales increased 6.3%, explained by the implementation of price increases during the quarter which was partially offset by the reduction in sales volume.

Cost of Sales increased 13.9% mainly explained by the effect upon translation of figures. In local currency they increased 6.9% which is mainly explained by (i) a greater cost of concentrate given the implementation of price increases, and (ii) greater costs of other beverages, particularly driven by a greater water consumption. These effects were partially offset by (i) the lower cost in U.S. dollars of these raw materials, (ii) lower labor costs, explained by the shutdown of the Vitoria plant, and (iii) the positive effect of the appreciation of the Brazilian Real against the U.S. Dollar over dollarized costs.

Distribution Costs and Administrative Expenses increased 14.8% in the reporting currency. In local currency, these increased 8.0% which in part is explained by (i) greater labor costs and (ii) greater distribution freight expenses resulting from the shutdown of the Vitoria plant which generates more freights from Rio de Janeiro and Riberao Preto to Vitoria.

The aforementioned effects led to an Operating Income of Ch$14,260 million, a 4.3% increase. Operating Margin was 9.5%. In local currency, Operating Income decreased 1.9%.

EBITDA amounted to Ch$20,996 million, increasing 5.3% with respect to the previous year. EBITDA Margin was 14.0%. In local currency EBITDA recorded a 1.0% decrease.

Nine Months ended September 30. 2016 vs. Nine Months ended September 30, 2015

Sales Volume reached 196.3 million unit cases, decreasing 4.8%. Net Sales reached Ch$424,717 million, a 4.8% decrease explained by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales increased by 2.0% regarding the same period of the previous year, explained by the implementation of price increases, which were partially offset by the already mentioned decrease in volumes.

Cost of Sales decreased 2.7%, which is mainly explained by the effect of translation of figures. In local currency they increased by 4.1%, which is mainly explained by (i) greater concentrate costs resulting from the implementation of price increases, (ii) the devaluation effect of the Brazilian Real over our dollarized costs and (iii) greater cost of other beverages, particularly driven by greater consumption of water. These effects were partially offset by (i) lower costs in U.S. dollars of these raw materials, and (ii) lower labor costs, explained by the shutdown of the Vitoria plant.

Distribution Costs and Administrative Expenses decreased 5.5% in the reporting currency. In local currency they increased 0.6% which in part is explained by (i) higher labor costs and (ii) greater depreciation charges, which were partially offset by lower distribution costs given the internalization of the production fleet and lower sales volume.

The foregoing mentioned impacts, led to an Operating Income of Ch$48,684 million, a 13.5% decline. Operating Margin was 11.5%. In local currency, Operating Income decreased 4.7%.

EBITDA reached Ch$67,819 million, an 11.5% decrease regarding the previous year. EBITDA Margin was 16.0%. In local currency EBITDA recorded a 3.4% decrease.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

SUMMARY BY COUNTRY: CHILE

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Chilean Peso appreciated by 2.4% against the US Dollar, which has a positive impact over our costs expressed in US Dollars. On average during the first nine months of the year the Chilean peso depreciated against the U.S. Dollar by 6.3% which has a negative impact over our costs expressed in U.S. Dollars.

3rd Quarter 2016 vs. 3rd Quarter 2015

During the quarter, Sales Volume reached 53.6 million unit cases, representing a 2.6% increase, explained by a growth in the juices and water category, which was partially offset by the reduction sales volume of the soft drinks category. On the other hand, volume market share for soft drinks, compared to the same quarter of the previous year, dropped 60 basis points reaching 69.0 points during the period, which is however 90 basis points higher than the second quarter of this year.

Net Sales reached Ch$124,857 million, representing an 8.0% increase, explained by the increase in average prices and the aforementioned volume growth.

Cost of Sales increased by 4.3%, mainly explained by (i) the shift in the mix from soft drinks to juices and water, and (ii) greater concentrate costs resulting from the implementation of price increases. This was partially offset by the lower cost in U.S. Dollars of our dollarized raw materials, mainly sugar and PET.

Distribution Costs and Administrative Expenses increased 8.3%, which is mainly explained by (i) higher labor costs and (ii) greater marketing expenses, partially offset by lower distribution freights.

The aforementioned effects led to an Operating Income of Ch$12,430 million, 35.8% higher when compared to the previous year. Operating Margin was 10.0%.

EBITDA reached Ch$23,184 million, a 20.7% growth. EBITDA Margin was 18.6%.

Nine Months ended September 30. 2016 vs. Nine Months ended September 30, 2015

Sales Volume reached 164.5 million unit cases, representing a 2.5% decrease, explained by the sales volume reduction of the soft drinks category which was partially offset by the growth of the juices and water category. Net Sales reached Ch$381,176 million, reflecting a 3.4% growth, explained by an increase in average prices which was partially offset by the aforementioned volume decrease.

Cost of Sales increased 0.9%, which is mainly explained by (i) higher concentrate costs resulting from the implementation of price increases and (ii) the depreciation of the Chilean peso which has a negative impact over costs expressed in U.S. Dollars. This was partially offset by the lower cost in U.S. Dollars of our dollarized raw materials, mainly sugar and PET, and (ii) lower sales volume.

Distribution Costs and Administrative Expenses increased 5.3% which is mainly explained by (i) greater labor costs and (ii) greater marketing expenses.

The foregoing mentioned impacts, led to an Operating Income of Ch$43,450 million, 12.1% higher when compared to the previous year. Operating Margin was 11.4%.

EBITDA amounted to Ch$74,718 million, increasing 8.9%. EBITDA Margin was 19.6%.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

SUMMARY BY COUNTRY: PARAGUAY

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2015 variations are nominal. On average during the quarter, the Paraguayan Guaraní depreciated 4.3% with respect to the U.S. Dollar, which has a negative impact over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated by 6.4%, generating a negative accounting impact on the conversion of figures upon consolidation. On average during the first nine months of the year, the Paraguayan Guaraní depreciated 12.0% against the U.S. Dollar which has a negative effect over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated 5.1%, originating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

3rd Quarter 2016 vs. 3rd Quarter 2015

Sales Volume during the quarter reached 14.1 million unit cases, representing a 4.1% decrease, explained by the sales volume contraction of all categories in which we participate. Our volume market share for soft drinks* reached 68.2 points during the quarter, 10 basis points lower compared to the previous year, but however is 10 basis points higher than the second quarter of this year.

Net Sales reached Ch$30,285 million, reflecting a 3.8% decrease, which is mainly explained by the already mentioned effect upon translation of figures. In local currency Net Sales increased 2.7% explained by the implementation of price increase during the quarter and partially offset by the reduction of sales volume.

Cost of Sales decreased 8.3% explained in part by the effect upon translation of figures. In local currency it decreased 2.1% mainly explained by lower sales volume, particularly juices which carry a greater cost, and partially offset by (i) greater concentrate costs resulting from the implementation of price increases and (ii) the effect of the depreciation of the Paraguayan Guaraní over dollarized costs.

Distribution Costs and Administrative Expenses decreased 7.7% and in local currency 1.5%. This is mainly explained by (i) lower marketing expenses, and (ii) lower depreciation charges, which was partially offset by greater distribution freights.

The aforementioned effects led to an Operating Income of Ch$4,774 million, which is 28.5% higher compared to the previous year. Operating Margin was 15.8%. In local currency Operating Income increased 37.5%.

EBITDA reached Ch$7,604 million increasing 10.7% and EBITDA Margin was 25.1%. In local currency EBITDA increased 18.3%.

Nine Months ended September 30. 2016 vs. Nine Months ended September 30, 2015

Sales Volume reached 44.1 million unit cases, representing a 0.4% decrease, explained by the volume growth of juices and water category and partially offset by the slight volume contraction of the soft drinks category. Net Sales reached Ch$95,066 million, a 1.0% growth which in part is explained by the effect of conversion of figures. In local currency, Net Sales increased 6.7% which is explained by the implementation of price increases during the period, partially offset by the already mentioned decrease in Sales Volume.

Cost of Sales decreased 1.0%, explained by the effect of translation of figures. In local currency they increased by 4.6%, which is mainly explained by (i) greater concentrate costs resulting from the implementation of price increases, (ii) greater labor costs, and (iii) the effect of the shift in the mix towards products carrying a greater cost such as juices.

Distribution Costs and Administrative Expenses decreased 0.2%. In local currency they increased 5.5%.This is mainly explained by (i) greater marketing expenses, (ii) greater freight distribution, and (iii) greater labor costs which were partially offset by lower depreciation charges.

The foregoing mentioned impacts, led to an Operating Income of Ch$16,224 million, a 10.6% increase compared to the previous year. Operating Margin was 17.1%. In local currency Operating Income grew 17.1%.

EBITDA amounted to Ch$25,107 million, a 3.0% increase compared to the previous year and EBITDA Margin was 26.4%. EBITDA Margin in local currency increased 8.9%.

*Note: Pursuant to Nielsen’s global protocol, an improvement process after a year of measurement for all new markets has been stipulated. This process involves the restatement of universes and the incorporation of new variables in the projection. Therefore, making this adjustment, market share during the Third Quarter of 2015 was 68.4 points.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

OTHER INFORMATION

•                  Net Financial Income and Expense account recorded a Ch$10,989 million expense, which is compared to a Ch$11,260 million expense for the same quarter of the previous year, mainly explained by the lower bank indebtedness level in Argentina and Brazil, which was partially offset by lower financial income.

•                  Results by Investment in Related Companies account went from a Ch$1,810 million loss to a Ch$203 million loss, principally explained by a positive variation in proportional equity value from Brazilian equity investees.

•                  Other Income and Expenses account recorded a Ch$5,991 million loss compared to the Ch$8,853 million loss reported during the same quarter of the previous year. This is mainly explained by the reversal of certain contingency allowances in Brazil and partially offset by write-offs of property, plant & equipment in Brazil.

•                  Results by Adjustment Units and Exchange Rate Differences account went from a Ch$3,194 million loss to a Ch$1,430 million loss. This lower loss is mainly explained because a large portion of the Company’s debt is expressed in UFs and during this quarter the UF recorded a lower variation (0.66%) compared to that of the same quarter of the previous year (1.46%). This was partially offset by the negative impact of a lower net restatement of time deposits in UFs in Chile and judicial deposits in Brazil.

•                  Income Tax went from -Ch$2,281 million to -Ch$6,654 million, mainly resulting from exchange rate differences given the appreciation of the reporting currency against the U.S. Dollar.

ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES

•             Total financial assets, amounted to US$380.6 million. Excluding the effects of Cross Currency Swaps (“CCS”), financial assets amounted to US$224.9 million, which are invested in time deposits and short-term fixed income money markets. In terms of currency exposure, without considering CCS market valuation, financial assets are 56.0% in Chilean Pesos, 19.6% in UFs, 11.8% in Brazilian Real, 8.5% in Paraguayan Guaraní, 3.7% in U.S. Dollars, and 0.5% in Argentine Pesos.

•             Financial debt level reached US$1,190.5 million, US$575.0 million of which correspond to a bond on the international market, US$487.7 million to bonds in the local Chilean market and US$125.8 million correspond to bank debt. Financial debt, including the CCS effect is 64.1% denominated in UFs, 33.1% in Brazilian Real, 1.3% in Chilean Pesos, 1.0% in U.S. Dollars, 0.4% in Argentine Pesos and 0.1% in Paraguayan Guaraní.

•             The Company’s Net Debt including the aforementioned CCS effect reached US$809.9 million.

RECENT EVENTS

•                  In September Coca-Cola Andina announced that it was selected to form part of the Dow Jones Sustainability Index family (Dow Jones Sustainability Index or “DJSI”). Beginning September 19, 2016, the Company becomes part of the Dow Jones Sustainability Chile Index (DJSI Chile), forming part of a group of only 21 Chilean companies. The scopes where Coca-Cola Andina most stood-out were brand management, customer relationship and management, risk and crisis management, environmental policies, supply of raw materials, water related risks, relationship with communities, occupational health and talent attraction and retention, among other variables.

•                  Informe Reporta Chile was performed in September, a research on the quality of the information that companies forming part of the Selective Stock Price Index (IPSA) make available to shareholders and stakeholders on the occasion of the celebration of the annual general shareholders’ meeting. This report highlighted the IPSA companies presenting the best quality of financial and non-financial information (ESG: Environmental, Social and Governance), where Coca-Cola Andina was leader in ESG transparency and leader of the food & beverages category, achieving second place in the overall ranking.

•                  On September 28, through a material event the Company reported to the market that during Board session held September 27, Embotelladora Andina S.A.’s Board of Directors accepted the resignation tendered by Mr. Franz Alscher as Company Director. His resignation was due to personal reasons and became effective beginning that date. Given the foregoing and according to dispositions of Article 71 of Chilean Company Law, the Board of Directors appointed Mr. Enrique Oscar Rapetti as his successor,

•                  On October 27, 2016, Interim Dividend Nº 199 will be paid in the amount of: Ch$17.0 (seventeen point zero Chilean pesos) per each Series A Share; and Ch$18.7 (eighteen point seven Chilean pesos) per each Series B Share. The Shareholders’ Registry for the payment of this dividend closed on October 21, 2016.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the Third Quarter’s Results as of September 30, 2016, on Thursday, October 27, 2016 at 10:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (800) 311-9401 - International (outside USA) 1 (334) 323-7224 - Chile toll free: 1-230-020-1247 Access Code: 87604. A replay of this conference call will be available until midnight (Eastern Time) of November 11, 2016. To obtain the replay please dial: USA 877-919-4059 – International (Outside U.S.A.) 1 (334) 323-0140. Access Code: 24742330. The audio will be available on the Company’s website: www.koandina.com beginning Friday, October 28, 2016.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.2 million people, delivering during 2015 more than 4.6 billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	July-September 2016					July-September 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	53.6	61.9	48.9	14.1	178.6	52.3	65.3	53.8	14.7	186.1	-4.0%

Net sales	124,857	149,475	118,707	30,285	422,830	115,660	132,100	154,670	31,490	433,342	-2.4%
Cost of sales	(75,412)	(92,703)	(63,478)	(18,459)	(249,557)	(72,324)	(81,391)	(85,614)	(20,134)	(258,885)	-3.6%
Gross profit	49,446	56,772	55,229	11,827	173,273	43,335	50,709	69,056	11,357	174,457	-0.7%
Gross margin	39.6%	38.0%	46.5%	39.1%	41.0%	37.5%	38.4%	44.6%	36.1%	40.3%
Distribution and administrative expenses	(37,016)	(42,512)	(43,982)	(7,053)	(130,562)	(34,182)	(37,039)	(54,666)	(7,641)	(133,528)	-2.2%

Corporate expenses (2)					(1,108)					(887)	24.9%
Operating income (3)	12,430	14,260	11,247	4,774	41,603	9,153	13,670	14,390	3,716	40,041	3.9%
Operating margin	10.0%	9.5%	9.5%	15.8%	9.8%	7.9%	10.3%	9.3%	11.8%	9.2%
EBITDA (4)	23,184	20,996	15,404	7,604	66,081	19,210	19,930	20,049	6,872	65,174	1.4%
EBITDA margin	18.6%	14.0%	13.0%	25.1%	15.6%	16.6%	15.1%	13.0%	21.8%	15.0%

Financial (expenses) income (net)					(10,989)					(11,260)	-2.4%
Share of (loss) profit of investments accounted for using the equity method					(203)					(1,810)	-88.8%
Other income (expenses) (5)					(5,991)					(8,853)	-32.3%
Results by readjustement unit and exchange rate difference					(1,430)					(3,194)	-55.2%

Net income before income taxes					22,991					14,923	54.1%

Income tax expense					(6,654)					(2,281)	191.7%

Net income					16,337					12,642	29.2%

Net income attributable to non-controlling interests					(549)					267	-305.5%
Net income attributable to equity holders of the parent					15,788					12,909	22.3%
Net margin					3.7%					3.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					16.7					13.6
EARNINGS PER ADS					100.1					81.8	22.3%

(1)	Total may be different from the addition of the four countries because of intercountry eliminations
(2)	Corporate expenses partially reclassified to the operations.
(3)

Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4)	EBITDA: Operating Income + Depreciation
(5)

Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, IFRS GAAP

(In nominal million US$, except per share)

	Exch. Rate : 661.63					Exch. Rate : 677.59

	July-September 2016					July-September 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	53.6	61.9	48.9	14.1	178.6	52.3	65.3	53.8	14.7	186.1	-4.0%

Net sales	188.7	225.9	179.4	45.8	639.1	170.7	195.0	228.3	46.5	639.5	-0.1%
Cost of sales	(114.0)	(140.1)	(95.9)	(27.9)	(377.2)	(106.7)	(120.1)	(126.4)	(29.7)	(382.1)	-1.3%
Gross profit	74.7	85.8	83.5	17.9	261.9	64.0	74.8	101.9	16.8	257.5	1.7%
Gross margin	39.6%	38.0%	46.5%	39.1%	41.0%	37.5%	38.4%	44.6%	36.1%	40.3%
Distribution and administrative expenses	(55.9)	(64.3)	(66.5)	(10.7)	(197.3)	(50.4)	(54.7)	(80.7)	(11.3)	(197.1)	0.1%

Corporate expenses (2)					(1.7)					(1.3)	27.9%
Operating income (3)	18.8	21.6	17.0	7.2	62.9	13.5	20.2	21.2	5.5	59.1	6.4%
Operating margin	10.0%	9.5%	9.5%	15.8%	9.8%	7.9%	10.3%	9.3%	11.8%	9.2%
EBITDA (4)	35.0	31.7	23.3	11.5	99.9	28.3	29.4	29.6	10.1	96.2	3.8%
EBITDA margin	18.6%	14.0%	13.0%	25.1%	15.6%	16.6%	15.1%	13.0%	21.8%	15.0%

Financial (expenses) income (net)					(16.6)					(16.6)	-0.1%
Share of (loss) profit of investments accounted for using the equity method					(0.3)					(2.7)	-88.5%
Other income (expenses) (5)					(9.1)					(13.1)	-30.7%
Results by readjustement unit and exchange rate difference					(2.2)					(4.7)	54.2%

Net income before income taxes					34.7					22.0	57.8%

Income tax expense					(10.1)					(3.4)	198.7%

Net income					24.7					18.7	32.3%

Net income attributable to non-controlling interests					(0.8)					0.4	-310.4%
Net income attributable to equity holders of the parent					23.9					19.1	25.3%
Net margin					3.7%					3.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.03					0.02
EARNINGS PER ADS					0.15					0.12	25.3%

(1)	Total may be different from the addition of the four countries because of intercountry eliminations
(2)	Corporate expenses partially reclassified to the operations.
(3)

Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)	EBITDA: Operating Income + Depreciation
(5)

Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	January-September 2016					January-September 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	164.5	196.3	156.2	44.1	561.0	168.6	206.3	167.1	44.3	586.3	-4.3%

Net sales	381,176	424,717	359,021	95,066	1,258,348	368,746	446,247	439,028	94,122	1,346,823	-6.6%
Cost of sales	(226,273)	(260,912)	(193,248)	(57,274)	(736,077)	(224,200)	(268,192)	(249,535)	(57,840)	(798,448)	-7.8%
Gross profit	154,903	163,804	165,773	37,792	522,272	144,546	178,055	189,493	36,281	548,374	-4.8%
Gross margin	40.6%	38.6%	46.2%	39.8%	41.5%	39.2%	39.9%	43.2%	38.5%	40.7%
Distribution and administrative expenses	(111,453)	(115,120)	(129,392)	(21,568)	(377,533)	(105,795)	(121,768)	(151,091)	(21,616)	(400,270)	-5.7%

Corporate expenses (2)					(3,723)					(3,002)	24.0%
Operating income (3)	43,450	48,684	36,381	16,224	141,016	38,751	56,287	38,402	14,665	145,102	-2.8%
Operating margin	11.4%	11.5%	10.1%	17.1%	11.2%	10.5%	12.6%	8.7%	15.6%	10.8%
EBITDA (4)	74,718	67,819	48,656	25,107	212,575	68,625	76,648	54,141	24,371	220,783	-3.7%
EBITDA margin	19.6%	16.0%	13.6%	26.4%	16.9%	18.6%	17.2%	12.3%	25.9%	16.4%

Financial (expenses) income (net)					(30,731)					(36,780)	-16.4%
Share of (loss) profit of investments accounted for using the equity method					44					(2,138)	102.1%
Other income (expenses) (5)					(17,653)					(18,113)	-2.5%
Results by readjustement unit and exchange rate difference					(5,547)					(7,254)	23.5%

Net income before income taxes					87,128					80,816	7.8%

Income tax expense					(31,841)					(23,329)	36.5%

Net income					55,287					57,487	-3.8%
Net income attributable to non-controlling interests					(1,140)					175	-752.9%
Net income attributable to equity holders of the parent					54,147					57,662	-6.1%
Net margin					4.3%					4.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					57.2					60.9
EARNINGS PER ADS					343.2					365.5	-6.1%

(1)	Total may be different from the addition of the four countries because of intercountry eliminations
(2)	Corporate expenses partially reclassified to the operations.
(3)

Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4)	EBITDA: Operating Income + Depreciation
(5)

Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, IFRS GAAP

(In nominal million US$, except per share)

	Exch. Rate : 680.39					Exch. Rate : 639.96

	January-September 2016					January-September 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	164.5	196.3	156.2	44.1	561.0	168.6	206.3	167.1	44.3	586.3	-4.3%

Net sales	560.2	624.2	527.7	139.7	1,849.4	576.2	697.3	686.0	147.1	2,104.5	-12.1%
Cost of sales	(332.6)	(383.5)	(284.0)	(84.2)	(1,081.8)	(350.3)	(419.1)	(389.9)	(90.4)	(1,247.7)	-13.3%
Gross profit	227.7	240.7	243.6	55.5	767.6	225.9	278.2	296.1	56.7	856.9	-10.4%
Gross margin	40.6%	38.6%	46.2%	39.8%	41.5%	39.2%	39.9%	43.2%	38.5%	40.7%
Distribution and administrative expenses	(163.8)	(169.2)	(190.2)	(31.7)	(554.9)	(165.3)	(190.3)	(236.1)	(33.8)	(625.5)	-11.3%

Corporate expenses (2)					(5.5)					(4.7)	16.6%
Operating income (3)	63.9	71.6	53.5	23.8	207.3	60.6	88.0	60.0	22.9	226.7	-8.6%
Operating margin	11.4%	11.5%	10.1%	17.1%	11.2%	10.5%	12.6%	8.7%	15.6%	10.8%
EBITDA (4)	109.8	99.7	71.5	36.9	312.4	107.2	119.8	84.6	38.1	345.0	-9.4%
EBITDA margin	19.6%	16.0%	13.6%	26.4%	16.9%	18.6%	17.2%	12.3%	25.9%	16.4%

Financial (expenses) income (net)					(45.2)					(57.5)	-21.4%
Share of (loss) profit of investments accounted for using the equity method					0.1					(3.3)	101.9%
Other income (expenses) (5)					(25.9)					(28.3)	-8.3%
Results by readjustement unit and exchange rate difference					(8.2)					(11.3)	28.1%

Net income before income taxes					128.1					126.3	1.4%

Income tax expense					(46.8)					(36.5)	28.4%

Net income					81.3					89.8	-9.5%
Net income attributable to non-controlling interests					(1.7)					0.3	-714.1%
Net income attributable to equity holders of the parent					79.6					90.1	-11.7%
Net margin					4.3%					4.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.08					0.10
EARNINGS PER ADS					0.50					0.57	-11.7%

(1)	Total may be different from the addition of the four countries because of intercountry eliminations
(2)	Corporate expenses partially reclassified to the operations.
(3)

Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)	EBITDA: Operating Income + Depreciation
(5)

Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2016 IFRS GAAP

(In nominal local currency of each period)

	July-September 2016				July-September 2015
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	53.6	61.9	48.9	14.1	52.3	65.3	53.8	14.7

NET SALES	124,857	733.1	2,681.8	253,757	115,660	689.7	2,112.3	246,989
Cost of sales	(75,412)	(454.7)	(1,434.0)	(154,684)	(72,324)	(425.5)	(1,169.6)	(157,940)
Gross profit	49,446	278.4	1,247.8	99,074	43,335	264.3	942.7	89,049
Gross margin	39.6%	38.0%	46.5%	39.0%	37.5%	38.3%	44.6%	36.1%
Distribution and administrative expenses	(37,016)	(208.6)	(993.8)	(59,035)	(34,182)	(193.1)	(746.9)	(59,930)

Operating income (1)	12,430	69.8	254.0	40,039	9,153	71.2	195.9	29,118
Operating margin	10.0%	9.5%	9.5%	15.8%	7.9%	10.3%	9.3%	11.8%
EBITDA (2)	23,184	102.9	347.9	63,767	19,210	103.9	273.2	53,880
EBITDA margin	18.6%	14.0%	13.0%	25.1%	16.6%	15.1%	12.9%	21.8%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2016 IFRS GAAP

(In nominal local currency of each period)

	January-September 2016				January-September 2015
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	164.5	196.3	156.2	44.1	168.6	206.3	167.1	44.3

NET SALES	381,176	2,217.4	7,666.0	789,492	368,746	2,173.4	6,143.9	739,599
Cost of sales	(226,273)	(1,362.3)	(4,129.8)	(475,712)	(224,200)	(1,309.2)	(3,494.4)	(454,859)
Gross profit	154,903	855.1	3,536.1	313,780	144,546	864.3	2,649.4	284,741
Gross margin	40.6%	38.6%	46.1%	39.7%	39.2%	39.8%	43.1%	38.5%
Distribution and administrative expenses	(111,453)	(598.3)	(2,768.0)	(179,041)	(105,795)	(594.8)	(2,115.3)	(169,670)

Operating income (1)	43,450	256.8	768.1	134,738	38,751	269.5	534.2	115,070
Operating margin	11.4%	11.6%	10.0%	17.1%	10.5%	12.4%	8.7%	15.6%
EBITDA (2)	74,718	356.5	1,031.0	208,511	68,625	369.2	754.6	191,520
EBITDA margin	19.6%	16.1%	13.4%	26.4%	18.6%	17.0%	12.3%	25.9%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In nominal million Chilean Pesos)

				Variation %
	09-30-2016	12-31 -2015	09-30-2015	12-31-2015	09-30-2015
ASSETS

Cash + Time deposits + market. Securit.	148,010	216,653	161,771	-31.7%	-8.5%
Account receivables (net)	158,063	180,996	145,445	-12.7%	8.7%
Inventories	145,662	133,333	144,262	9.2%	1.0%
Other current assets	16,633	16,427	15,516	1.3%	7.2%
Total Current Assets	468,367	547,410	466,994	-14.4%	0.3%

Property, plant and equipment	1,300,047	1,224,943	1,240,998	6.1%	4.8%
Depreciation	(651,936)	(584,413)	(598,053)	11.6%	9.0%
Total Property, Plant, and Equipment	648,111	640,530	642,944	1.2%	0.8%

Investment in related companies	71,817	54,191	52,238	32.5%	37.5%
Goodwill	102,131	95,836	96,415	6.6%	5.9%
Other long term assets	805,878	871,395	881,768	-7.5%	-8.6%
Total Other Assets	979,825	1,021,421	1,030,422	-4.1%	-4.9%

TOTAL ASSETS	2,096,303	2,209,361	2,140,360	-5.1%	-2.1%

				Variation %
	09-30-2016	12-31-2015	09-30-2015	12-31-2015	09-30-2015
LIABILITIES & SHAREHOLDERS’ EQUITY

Short term bank liabilities	22,141	23,991	34,098	-7.7%	-35.1%
Current portion of bonds payable	20,534	19,237	13,439	6.7%	52.8%
Other financial liabilities	6,055	2,743	3,813	120.7%	58.8%
Trade accounts payable and notes payable	203,118	261,179	221,903	-22.2%	-8.5%
Other liabilities	67,368	73,424	66,144	-8.2%	1.9%
Total Current Liabilities	319,216	380,574	339,398	-16.1%	-5.9%

Long term bank liabilities	23,688	30,238	36,311	-21.7%	-34.8%
Bonds payable	680,066	718,004	709,438	-5.3%	-4.1%
Other financial liabilities	18,495	17,057	16,601	8.4%	11.4%
Other long term liabilities	217,159	211,953	187,276	2.5%	16.0%
Total Long Term Liabilities	939,408	977,253	949,625	-3.9%	-1.1%

Minority interest	21,590	21,060	20,799	2.5%	3.8%

Stockholders’ Equity	816,089	830,474	830,538	-1.7%	-1.7%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,096,303	2,209,361	2,140,360	-5.1%	-2.1%

Financial Highlights

(In nominal million Chilean Pesos)

	09-30-2016	12-31-2015	09-30-2015
ADDITIONS TO FIXED ASSETS

Chile	31,063	50,043	28,793
Brazil	22,003	24,831	16,730
Argentina	28,558	30,056	17,865
Paraguay	6,889	7,470	4,880
	88,512	112,400	68,268

	09-30-2016	12-31-2015	09-30-2015
DEBT RATIOS

Financial Debt / Total Capitalization	0.48	0.49	0.49
Financial Debt / EBITDA L12M	2.50	2.57	2.56
*EBITDA L12M+Interest Income/Interest Expense L12M	6.42	5.86	5.35

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, October 26, 2016